UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit I to this report on Form 6-K is information relating to the registrant’s commercial banking, financial advisory and investment banking transactions with Fortis Bank (Nederland) N.V.  The disclosure included therein is being provided to correct typographical errors contained in Item 7. B. – “Related Party Transactions—Commercial Banking, Financial Advisory and Investment Banking Services,” of the registrant’s annual report filed on Form 20-F on March 14, 2008.

Attached as Exhibit II to this report on Form 6-K is a list of the registrant’s subsidiaries and their Country of Incorporation.  Exhibit II amends certain information contained in Exhibit 8.l to the registrant’s annual report filed on Form 20-F on March 14, 2008.

Exhibit I

Commercial Banking, Financial Advisory and Investment Banking Services.

Fortis Bank (Nederland) N.V., which prior to September 2007 owned more than 5% of our issued and outstanding shares, and its affiliates have provided and may provide in the future commercial banking, financial advisory and investment banking services for us for which they receive customary compensation. Fortis Securities LLC, an affiliate of Fortis Bank (Nederland) N.V., was an underwriter in our initial public offering in March 2005 and our follow-on offering in December 2005. In November 2006, we entered into a loan facility agreement with Fortis Bank for a loan of up to $60.2 million and a guarantee facility of up to $36.5 million for the purpose of financing and guaranteeing the payment of part of the construction cost of our two Capesize dry bulk carriers we have under construction at the Shanghai Waigaoqiao Shipbuilding Co. Ltd, in China and we expect to take delivery of in 2010.

Exhibit II

SUBSIDIARIES

Subsidiary	Country of Incorporation
Ailuk Shipping Company Inc.	Marshall Islands
Bikini Shipping Company Inc.	Marshall Islands
Eniwetok Shipping Company Inc.	Marshall Islands
Jaluit Shipping Company Inc.	Marshall Islands
Kili Shipping Company Inc.	Marshall Islands
Knox Shipping Company Inc.	Marshall Islands
Lib Shipping Company Inc.	Marshall Islands
Majuro Shipping Company Inc.	Marshall Islands
Taka Shipping Company Inc.	Marshall Islands
Husky Trading, S.A.	Panama
Buenos Aires Compania Armadora S.A.	Panama
Cerada International S.A.	Panama
Changame Compania Armadora S.A.	Panama
Chorrera Compania Armadora S.A.	Panama
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Diana Shipping Services S.A.	Panama
Eaton Marine S.A.	Panama
Panama Compania Armadora S.A.	Panama
Skyvan Shipping Company S.A.	Panama
Texford Maritime S.A.	Panama
Urbina Bay Trading, S.A.	Panama
Vesta Commercial, S.A.	Panama
Marfort Navigation Company Limited	Cyprus
Silver Chandra Shipping Company Limited	Cyprus
Bulk Carriers (USA) LLC	United States (Delaware)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DIANA SHIPPING INC.

(registrant)

Dated: April 22, 2008	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 876027